
03054242

ES
E COMMISSION
20549


RECEIVED
MAR 2 6 2003
PROCESSING
SECTION

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SEC FILE NUMBER
8- 23728

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/02 (MM/DD/YY) AND ENDING 1/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mark Boyar & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~35 East 21st Street, Suite 8 East~~
(No. and Street)

New York (City) NY (State) 10010-6212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank A. Gallo, CPA (516) 681-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gallo & Penzone, LLP
(Name – *if individual, state last, first, middle name*)

420 Jericho Turnpike, Suite 101, Jericho, NY 11753-1372
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Boyar & Company, Inc., as of January 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUSAN A. DALESSANDRO
Notary Public, State Of New York
No. 01DA4954898
Qualified in Richmond County
Commission Expires August 21, 2005

Notary Public



Signature

Mark A Boyar, President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK BOYAR & COMPANY, INC.

FINANCIAL STATEMENTS

JANUARY 31, 2003

MARK BOYAR & COMPANY, INC.

-Contents-



Gallo & Penzone, LLP
Certified Public Accountants

Frank A. Gallo, CPA
Joseph T. Penzone, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholder of Mark Boyar & Company, Inc.

We have audited the accompanying balance sheet of Mark Boyar & Company, Inc. (a New York Corporation) as of January 31, 2003, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Boyar & Company, Inc., at January 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gallo + Penzone, LLP

Gallo & Penzone, LLP
Certified Public Accountants
Jericho, New York

March 6, 2003

420 Jericho Tpke. • Suite 101 • Jericho, NY 11753 • Tel 516-681-4700 • Fax 516-681-4050

MARK BOYAR & COMPANY, INC.
Balance Sheet
January 31, 2003

ASSETS	
Current Assets	
Cash	$ 4,075
Money market fund	327,846
Government money market fund	65,352
Commissions receivable	89,593
Marketable securities (Note 2)	6,680
Officer's loans receivable	37,299
Miscellaneous receivable	5,127
Total Current Assets	535,972
Fixed and Other Assets	
Furniture, fixtures and leasehold improvements less accumulated depreciation of $71,872 (Notes 2)	100,671
TOTAL ASSETS	$ 636,643
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accounts payable	$ 43,651
Deferred tax liability (Note 3)	1,263
Total Current Liabilities	44,914
Stockholder's Equity	
Common stock (20,000 shares of stock authorized at $0.01 per share, 1,000 shares issued and outstanding)	10
Additional paid in capital	3,990
Retained earnings	587,729
Total Stockholder's Equity	591,729
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 636,643

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.
Statement of Income
For the Fiscal Year Ended January 31, 2003

REVENUES	
Commission income	$ 827,972
Commission income-soft dollar	474,618
Interest and dividend income	7,378
Gain on error account	143
Net unrealized loss from firm investments	(2,860)
TOTAL REVENUE	1,307,251
EXPENSES	
Officer's salary	450,000
Employee's salaries	389,461
General & administrative expense	217,164
Payroll taxes	50,538
Rent	75,307
Depreciation (Note 2)	20,999
Regulatory fees and dues	4,003
Printing	26,928
TOTAL EXPENSES	1,234,400
Income Before Provision for Income Taxes	72,851
Provision for Income Taxes	(26,253)
NET INCOME	$ 46,598

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.
Statement of Changes in Shareholder's Equity
For the Fiscal Year Ended January 31, 2003

	Total	Common Stock	Additional Paid In Capital	Retained Earnings
Shareholder's Equity February 1, 2002	$ 545,131	$ 10	$ 3,990	$ 541,131
Net Income	46,598	-0-	-0-	46,598
Shareholder's Equity January 31, 2003	$ 591,729	$ 10	$ 3,990	$ 587,729

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.
Statement of Cash Flows
For the Fiscal Year Ended January 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 46,598
Adjustments to Reconcile Net Income to Net Cash provided by operating activities:	
Depreciation	20,999
Increase in commission's receivable	(89,593)
Increase in miscellaneous receivable	(4,808)
Decrease in accounts payable	(43,749)
Decrease in deferred taxes	24,413
Net Cash Provided by Operating Activities	(46,140)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in marketable securities	2,860
Increase in furniture & fixtures	(1,895)
Net Cash Used In Investing Activities	965
NET INCREASE IN CASH AND CASH EQUIVALENTS	(45,175)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	442,448
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 397,273
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash Paid During the year for:	
Corporation Taxes	$ 18,158

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.
Notes to Financial Statements
January 31, 2003

Note 1- GENERAL BUSINESS

The primary sources of revenue are brokerage commissions, soft-dollar commissions and fees for research services. Mark Boyar & Company, Inc. (the "Company") clears all of its brokerage activity through a New York Stock Exchange member firm as an introducing broker and receives an agreed percentage of commissions earned.

Note 2- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and money market funds with maturities less than three months to be cash equivalents.

Investments

The Company carries all marketable securities at market value. The cost basis of marketable securities at January 31, 2003 is $21,813.

Fixed Assets

Furniture, fixtures and equipment are carried at cost and are depreciated on an accelerated method with a useful life of five to seven years.

Leasehold improvements are being depreciated on a straight-line basis over a period of twenty years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 3- INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. As a result thereof, various items of revenue and expense will be recognized in different periods for book and tax accounting purposes. This has resulted in a $1,263 deferred tax liability at January 31, 2003.

Note 4- REIMBURSED EXPENSES

Under an informal agreement, Boyar Asset Management, Inc., an affiliated company, and Mark Boyar & Company, Inc., have reimbursed each other for certain operating expenses. For the year ended January 31, 2003, the amount of such net reimbursement received by the Company amounted to $311,905. The amount due from Boyar Asset Management, Inc. at January 31, 2003 is $3,077.

Note 5- MINIMUM NET CAPITAL

As a registered broker-dealer, the Company is required to maintain certain minimum "net capital" as well as a ratio, whereby "net capital" exceeds the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Commission.

At January 31, 2003, the Company had "excess net capital" in the amount of $432,609.

Retained earnings may be restricted as to the availability for the payment of dividends. Operations may be restricted in order to maintain the required "net capital" ratio as defined.

Should the company fail to maintain such capital requirements, it could be subject to sanction or possible suspension.

MARK BOYAR & COMPANY, INC.
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
January 31, 2003

CREDITS	
Shareholders equity	$ 591,729
DEBITS	
Furniture, fixtures and leasehold improvements (net of accumulated depreciation)	100,671
Prepaid expenses & receivables	45,726
	146,397
Net Capital before Haircuts on Securities Position	445,332
Haircut on securities (computed, where applicable, pursuant to 15a3-1(f)):	
Trading and Investment Securities	
a. Other securities	371
b. Money market & government funds @ 2%	7,861
	8,232
Net Capital	437,100
Minimum net capital requirements of the greater of $5,000 or 6-2/3% of aggregate indebtedness (Note 5)	5,000
Excess in Net Capital	$ 432,100
Excess Net Capital at 1,000%	$ 432,609
Total Aggregate Indebtedness	$ 44,914
Percentage of Aggregate Indebtedness to Net Capital	10.28%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	N/A

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.
Supplemental Report to the Accountants' Audited Report
For the Fiscal Year Ended January 31, 2003

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through BNY Clearing, LLC on a fully disclosed basis. In the opinion of the management of Mark Boyar & Company, Inc., the conditions of the Company's exemption from Rule 15c3-3 was complied with throughout the year ended January 31, 2003.

See Notes to Financial Statements.

MARK BOYAR & COMPANY, INC.
Reconciliation of Computation of Net Capital (Rule 15c3-1)
Pursuant to Rule 17a-5(d)(4)
January 31, 2003

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital per Unaudited Focus Report	$ 403,016
Adjustments to Net Capital:	
Accrued expenses and other assets	34,084
Net Capital per Audited Focus Report	$ 437,100

	Unaudited Focus 01/31/03	Audited Focus 01/31/03
Net Capital	$ 403,016	$ 437,100
Minimum Net Capital at 6-2/3% of AI	5,266	5,000
Excess Net Capital	397,750	432,100
Excess Capital at 1,000%	395,116	432,609
Total Aggregate Indebtedness (AI)	78,998	44,914
Percentage of AI to Net Capital	20.00%	10.28%

See Notes to Financial Statements.



Gallo & Penzone, LLP
Certified Public Accountants

Frank A. Gallo, CPA
Joseph T. Penzone, CPA

Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
January 31, 2003

To the Board of Directors
and Shareholder of Mark Boyar & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mark Boyar & Company, Inc. (the "Company") for the year ended January 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

420 Jericho Tpke. • Suite 101 • Jericho, NY 11753 • Tel 516-681-4700 • Fax 516-681-4050

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Gallo & Penzone, LLP
Certified Public Accountants
Jericho, New York

March 6, 2003